Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Dear Colleagues,

In our newsletter of last month we gave you an indication of activities that should be expected in Q4 linked to the Nokia-ALU transaction and integration. We are happy to provide you the latest update on how those have progressed:

Transaction Update:

As you may have noted through various press announcements, good progress was achieved in October:

•	The remaining material anti-trust approval for China was received on Oct 19

•	The French government approval for foreign investment was received on Oct 21

With the above, Nokia has received all required regulatory approvals to proceed with the filing of its public exchange offer for Alcatel-Lucent.

The next steps for completion of the transaction are proceeding smoothly and Nokia has already announced convocation of Extraordinary General Meeting of its shareholders on Dec 2.

In parallel, Nokia will proceed now with various steps necessary for the launch of the exchange offer. Our CFO, Jean Raby, explains in the video (link) more about the transaction process.

We expect now that the settlement of the initial offer would close in the first quarter 2016.

Integration Update:

Steady progress continues as per master plan on integration side also:

•	End September, Nokia Board met and reviewed the integration planning.

•	As all of you must have read with great interest, beginning of October Rajeev Suri announced the target operating model and future leadership team of the combined company. Some of the key elements included:

•	Four Business Groups – Mobile Networks, Fixed Networks, Applications & Analytics, and IP/Optical Networks, plus Nokia Technologies which will remain as a separate entity within Nokia

•	P&L responsibility in the Business Groups

•	A common sales organization (Customer Operations) with seven Markets across the Business Groups, except for Nokia Technologies, and

•	A set of central functions supporting all businesses.

•	In parallel, all work-streams continue to progress further on detailed integration planning now. Deep dive reviews of each work-stream have been taking place these days.

•	A specific China integration work-stream was also kicked-off on Oct 20. This work-stream will elaborate on a plan of how Nokia China and ASB will work together during the interim period till the creation of new JV (Nokia Shanghai Bell) as well as the China integration plan. At the same time, a separate process of negotiations has been launched between Nokia and Huaxin for the new JV agreement as per the MoU already signed in August.

In parallel, we also had meetings with our workers-councils (ECID and CGF) to provide updates on Shift Plan progress as well as integration progress.

As a recap, the principles by which we continue to govern the integration are business continuity and avoidance of disruptions will be priority; limit integration where there is no overlap; where there is overlap, integrate quickly and well; ensure immediate readiness for our customers at deal closing with one face.

What’s next:

With the first level organization defined, the focus is now on:

•	The governance structure for integration planning will be adapted with the planned N-1 leadership team of Rajeev Suri becoming part of Joint Integration Steering Committee (JISC). Philippe Guillemot and Dave Geary will also be part of JISC which should meet every two weeks to review the integration progress. The Integration Management Office and Integration Steering Board of each company will remain in place until Closing.

•	Definition of second level operating model details. These are currently being reviewed by the Joint Integration Steering Committee.

•	Selection process for the next level of planned leaders is advancing. Generally you could expect that there will be a fair and equitable, structured and “managed” selection process with successive waves (N-2, then N-3 and so and so forth) where the organizations are integrating. Where there is no integration, there will be limited changes only.

•	You can expect an announcement of the outcome of N-2 around mid November and N-3 about one month after.

When the deal closes, i.e. when Nokia secures more than 50% of the shares of ALU, we intend to operate as one company to the fullest extent allowed. To enable this, the integration teams are working on how we can most quickly move to the organizational model, structure and processes of the new Nokia all the way from a conceptual level down to the detailed hour-by-hour cut over plans. As these details become clear, we will share more with you as this will be key to all of us continuing to serve our customers in a seamless and even more impactful way as a combined company.

In addition, the integration teams are focused on stress testing the integration plans for closing readiness and points of integration. A dedicated workshop involving all work-streams is planned for November 17-18 for this purpose.

As we mentioned in the last letter, we have launched a culture diagnostic via McKinsey Organizational Health Survey. About 10% of the ALU population has received a survey. If you are one of the random recipients, we strongly encourage you to complete it. Up to nown, we have a 30% participation rate and this can only grow! Nokia uses Organizational Health Index findings to drive their cultural change program. The results of this first survey will help us see similarities, differences, between Nokia and Alcatel-Lucent cultures and thus help prepare a plan to go to Nokia target culture.

So, in short the transaction is progressing from approval to Public Exchange stage, the integration has accelerated to be ready for execution at Closing and the new company is taking shape in front of us.

We appreciate and thank all the teams working for integration as it is a lot of additional work on top of their day jobs. Let’s deliver 2015 together and take pride in our successful completion of the Shift Plan. We have much to anticipate and yet much to do.

Best regards,

Jean-David Calvet

Integration Management Office

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to the planned leadership and organizational structure post-closing of the public exchange offer and the expected characteristics, structure and organization of the combined company. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction) of any of the foregoing risks or forward-looking statements; as well as other risk factors listed from time to time in Alcatel-Lucent’s or Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel Lucent or its business or operations. Except as required by law, Alcatel Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), preliminary drafts of which were filed by Nokia with the SEC on August 14, 2015 and October 22, 2015, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. Other than the preliminary draft of the Registration Statement, the Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the preliminary Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the French public exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).